Pittsford, New York 14534

585-387-9000

VIA EDGAR

January 5, 2011

Vincent J. DiStefano, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Dear Mr. DiStefano:

I am writing this letter as a follow-up to  Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (“Registration Statement”) which we filed on behalf of Our Street Funds, Inc. (“Registrant”) on or about October 25, 2010.  This letter will serve to inform you that Registrant proposes to address the comments conveyed by the staff telephonically on November 22, 2010 in a subsequent pre-effective amendment later this month.  In the meantime, 1, Registrant proposes to file a pre-effective amendment later this week for the sole purpose  of delaying  the effectiveness of Pre-Effective Amendment No. 1.  Pre-Effective Amendment No. 2 will contain no changes other than the following:  (1) a revised Form N-1A Facing Page which will incorporate the language required by Rule 473 under the Securities Act of 1933, as amended; and (2) current signature pages.

Thank you for your courtesies.  I will be in touch within the next few weeks to resolve any comments received on Pre-Effective Amendment No. 1 that may require additional discussion.

Very truly yours,

/S/ Patricia C. Foster

      Patricia C. Foster

CC:

Our Street Funds, Inc.

Sanville & Company